ARYA Sciences Acquisition Corp II
51 Astor Place, 10th Floor
New York, New York 10003

June 2, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ruairi Regan

Re:	ARYA Sciences Acquisition Corp II
Registration Statement on Form S-1
File No. 333-238488

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ARYA Sciences Acquisition Corp II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 4, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Adam Stone
Adam Stone
Chief Executive Officer